UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

METALLA ROYALTY & STREAMING LTD.
(Name of Issuer)
Common Shares, no par value
(Title of Class of Securities)
59124U100
(CUSIP Number)
December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59124U100

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Coeur Mining, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 (See Item 4(c))
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0 (See Item 4(c))
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0% (See Item 4(b))
12	TYPE OF REPORTING PERSON CO

CUSIP No. 59124U100

    This statement on Schedule 13G/A (this "Statement") is being filed by Coeur Mining, Inc. ("Coeur") to amend its Schedule 13G originally filed on February 12, 2020 and relates to the shares of common stock, no par value ("Common Shares") of Metalla Royalty & Streaming Ltd. ("Metalla"), a Canadian corporation.

Item 1(a).    Name of Issuer:

    Metalla Royalty & Streaming Ltd.

Item 1(b).    Address of Issuer’s Principal Executive Offices:

    501- 543 Granville Street
    Vancouver, BC, V6C 1X8

Item 2(a).    Name of Persons Filing:

    Coeur Mining, Inc.

Item 2(b).    Address of Principal Business Office, or if None, Residence:

    104 S. Michigan Ave., Suite 900
    Chicago, Illinois 60603

Item 2(c).    Citizenship:

    Delaware

Item 2(d).    Title of Class of Securities:
    Common Shares, no par value

Item 2(e).    CUSIP Number:
    59124U100

CUSIP No. 59124U100

Item 3.    If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a)☐  Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)☐  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)☐  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)☐  An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)☐  An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(ii)(F);
(g)☐  A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)☐  A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)☐  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)☐  A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)☐  Group in accordance with §240.13d-1(b)(ii)(K).

Item 4.    Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)Amount beneficially owned:

As of December 31, 2020, Coeur may be deemed to be the beneficial owner of an aggregate 83,556 Common Shares, representing 0.2% of the class of Common Shares (based on 38,385,910 Common Shares outstanding as of October 9, 2020, as reported in Metalla’s Management’s Discussion & Analysis for the period ended August 31, 2020 filed as Exhibit 99.4 to Metalla’s Form 6-K filed October 9, 2020). Each of these shares was sold on December 30, 2020, and upon settlement of such transactions on January 4, 2021, Coeur may be deemed to be the beneficial owner of an aggregate of 0 Common Shares.

    (b)    Percent of class:

0.2% as of December 31, 2020 and 0.0% as of January 4, 2021 (based on 38,385,910 Common Shares outstanding as of October 9, 2020, as reported in Metalla’s Management’s Discussion & Analysis for the period ended August 31, 2020 filed as Exhibit 99.4 to Metalla’s Form 6-K filed October 9, 2020).

    (c)    Number of shares as to which the person has:
        (i)    Sole power to vote or to direct the vote:
            83,556 as of December 31, 2020 and 0 as of January 4, 2021 (see Item 4(a))
        (ii)    Shared power to vote or to direct the vote:
            -0-
        (iii)    Sole power to dispose or to direct the disposition of:
            83,556 as of December 31, 2020 and 0 as of January 4, 2021 (see Item 4(a))
        (iv)    Shared power to dispose or to direct the disposition of:
            -0-

CUSIP No. 59124U100

Item 5.    Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.    Ownership of More Than Five Percent on Behalf of Another Person.

    Not Applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

    Not Applicable.

Item 8.    Identification and Classification of Members of the Group.

    Not Applicable.

Item 9.    Notice of Dissolution of Group.

    Not Applicable.

Item 10. Certifications.

CUSIP No. 59124U100

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify as of February 11, 2021 that the information set forth in this statement is true, complete and correct.

COEUR MINING, INC.

By: /s/ Thomas S. Whelan
Name: Thomas S. Whelan
Title: Senior Vice President and Chief Financial Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).